Exhibit (a)(1)(H)
Sent:
From:
To:
Subject: Pinnacle Entertainment, Inc. Stock Option Exchange Program Election Confirmation
Your Stock Option Exchange Program election has been recorded as follows:

Eligible Option				New Option
Number of
			Shares Subject		Number of Shares
Grant ID			to Eligible	Exchange	Subject to New
Number	Grant Date	Exercise Price	Option	Ratio	Option	Election

We strongly encourage you to print this email and keep it for your records.
If you elected “Yes” with respect to any Eligible Option, your election means you accept the replacement of the tendered Eligible Option. You will receive additional information about the New Options, including the New Options exercise price, as soon as practicable after they are granted, which is expected to be promptly after the end of the program.
If you elected “No” with respect to any Eligible Option, your election means you decline the replacement of the non-tendered Eligible Option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.
If the election reflected above is not your intent, you may submit another paper Election Form included with your Offer packet furnished on August 11, 2011 to change your election before 11:00 p.m. Eastern time on September 9, 2011.
If you would like to request additional copies of the Election Form, email stockoptionexchangeprogram@pnkinc.com or call our Legal Department at 1-877-764-8748.
Capitalized words used but not defined herein have the respective meanings set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
If you have questions about the exchange program or this confirmation notice, please call our Legal Department at 1-877-764-8748 or email stockoptionexchangeprogram@pnkinc.com, or, after the program ends, stockoptionexchangeprogram@pnkinc.com.
Regards,